
SAMSUNG
ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360



March 25, 2003

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

Re: Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Jin Hyuk Park of Simpson Thacher & Bartlett, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2514-7665. Thank you.

Very truly yours,

Daniel Kim

Associate Manager
Investor Relations Team
Samsung Electronics
Tel) 82-2-727-7721
Fax) 82-2-727-7427
Email) dano.kim@samsung.com

5/8



March 25, 2003

New Investment in 6th TFT-LCD Line

Investment Summary

- **Purpose:** The Company targets to strengthen its industry leadership by capitalizing on early-mover and cost advantages in the fast growing larger size (17" and above) desk-top and TV markets
- **Amount:** Total of 1.224 Trillion KRW
  (2003 – 784 Billion KRW, 2004 – 440 Billion KRW)
  - 717.9 Billion KRW out of the 784 Billion KRW 2003 proposed investment are not included in '03 Capex budget
  - 66.1 Billion KRW was included in 2003 Capex budget for the shell construction
- **Capacity:** 60K/Month (1,100*1,300 ㎟)
- **Production Schedule:** Initial production begins in Dec. 2003

Investment Rationale

- **TFT-LCD market trend: Larger and faster diffusion**
  - Driven by a rapid transition to larger panels and higher diffusion rate, the TFT-LCD market is expected to grow at an annual average rate of 23%
    (2002 – 66 million units, 2007 – 189 million units)
  - Monitor: Driven by accelerated LCD adoption and transition to larger panels, the market is expected to grow at an annual average rate of 26%
    - LCD diffusion rate: 2002 30% → 2003 43% → 2005 52%
    - Above 17" share: 2002 35% → 2003 49% → 2005 68%
  - LCD TV: Market is expected to grow at an annual average rate of

70%, propelled by Improving technology but declining panel prices

- Launch of digital satellite broadcasting in 2H '03 in Japan is expected to trigger the demand
- Demand for family size (20"~40") TV is likely to materialize earlier than expected

■ **5G productivity comparison**

Size (㎟)		15"	17"	19"	20"	22W"	32"
5G	**1100x1250**	15	12	9	6	6	2
	1100x1300	**16**	12	9	**9**	**8**	**3**